UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 03925, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2020 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – May 29, 2020 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2020, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

FIRST QUARTER 2020 HIGHLIGHTS

•

Total revenues were KRW 73,260 million (US$ 60,102 thousand), representing a 2.2% increase from the fourth quarter ended December 31, 2019 (“QoQ”) and a 45.2% decrease from the first quarter ended March 31, 2019 (“YoY”).

•	Operating profit was KRW 10,356 million (US$ 8,496 thousand), representing a 475.7% increase QoQ and a 56.2% decrease YoY.
•	Profit before income tax expenses was KRW 11,250 million (US$ 9,229 thousand), representing a 595.7% increase QoQ and a 53.9 decrease YoY.
•	Net profit attributable to parent company was KRW 9,263 million (US$ 7,599 thousand), representing a 2,957.1% increase QoQ and a 53.1% decrease YoY.

REVIEW OF FIRST QUARTER 2020 FINANCIAL RESULTS

Revenues

Subscription revenues for the first quarter of 2020 were KRW 9,893 million (US$ 8,116 thousand), representing a 37.7 % increase QoQ from KRW 7,185 million and a 58.1% increase YoY from KRW 6,256 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan. The increase YoY was largely due to increased revenues from Ragnarok Online and Ragnarok Prequel II in Taiwan.

Royalty and license fee revenues for the first quarter of 2020 were KRW 3,543 million (US$ 2,907 thousand), representing a 45.4% increase QoQ from KRW 2,436 million and a 4.8% decrease YoY from KRW 3,720 million. The increase QoQ was primarily due to increased revenue from Ragnarok Online in Japan. The decrease YoY resulted mainly from decreased revenue from Ragnarok Online in Japan.

Mobile game revenues were KRW 55,982 million (US$ 45,928 thousand) for the first quarter of 2020, representing a 1.3% decrease QoQ from KRW 56,714 million and a 53.4% decrease YoY from KRW 120,090 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok M: Eternal Love in Southeast Asia and Europe, and Ragnarok H5 in Korea. Such decrease was partially offset by increased revenues from Ragnarok M: Eternal Love in Taiwan and Ragnarok Tactics in Taiwan and Southeast Asia that was launched on February 25, 2020 and January 2, 2020, respectively. The decrease YoY was primarily due to revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America and Oceania and Korea. This decrease was partially offset by increased revenues from

Ragnarok M: Eternal Love in Japan, Taiwan and Europe, Ragnarok Tactics in Taiwan, Southeast Asia and Thailand.

Other revenues were KRW 3,842 million (US$ 3,151 thousand) for the first quarter of 2020, representing 27.7% decrease QoQ from KRW 5,316 million and a 8.0% increase YoY from KRW 3,557 million

Cost of Revenue

Cost of revenue was KRW 48,874 million (US$ 40,096 thousand) for the first quarter of 2020, representing a 5.3% decrease QoQ from KRW 51,635 million and a 51.7% decrease YoY from KRW 101,237 million. The decrease QoQ was mainly due to decreased outsourcing fee, commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia and salaries. The decrease YoY was mostly from decreased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North America, South America and Oceania.

Operating Expenses

Operating expenses were KRW 14,030 million (US$ 11,510 thousand) for the first quarter of 2020, representing a 23.0% decrease QoQ from KRW 18,217 million and a 60.4% increase YoY from KRW 8,746 million. The decrease QoQ was mainly attributable to decreased advertising expenses related to G-star 2019, The Color of Dream Fantasy Latale, Ragnarok M: Eternal Love, Ragnarok H5 and Ragnarok Click H5. The increase YoY was mostly resulted from increased advertising expenses for Ragnarok Tactics in Taiwan, Southeast Asia and Korea, commission paid, and research and development expenses.

Profit before income tax expenses

Profit before income tax expenses was KRW 11,250 million (US$ 9,229 thousand) for the first quarter of 2020 compared with profit before income tax expense of KRW 1,617 million for the fourth quarter of 2019 and profit before income tax expenses of KRW 24,389 million for the first quarter of 2019.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 9,263 million (US$ 7,599 thousand) for the first quarter of 2020 compared with net profit attributable to parent company of KRW 303 million for the fourth quarter of 2019 and a net profit attributable to parent company of KRW 19,760 million for the first quarter of 2019.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 123,002 million (US$ 100,911 thousand) as of March 31, 2020.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,218.92 to US$ 1.00, the noon buying rate in effect on March 31, 2020 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online

Gravity Game Tech, a subsidiary in Thailand, opened Ragnarok online in Thailand on May 28, 2020 and the company announced 4th job change for Ragnarok online in Korea on May 27, 2020.

Ragnarok Online IP-based Games

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin is scheduled to be launched in Korea in July 2020. The first closed beta test (CBT) has completed on May 13 with users’ positive feedbacks. The company is preparing its second CBT before the official launch.

•	Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation is being prepared for the service in Taiwan, Hong Kong, and Macau in the second half of 2020.

•	Ragnarok Tactics, a SRPG mobile game

Ragnarok Tactics was launched in Korea on March 31, 2020. The game is scheduled to be launched in global market for June 2020 target.

•	Other Ragnarok Online IP-based games

Ragnarok H5 (locally named Ragnarok Frontier), an idle RPG game, was launched in Indonesia on March 31, 2020.

Other IP games

A First-Person Shooter (FPS) game, Tactical Warfare, has started pre-registration and will be launched in North, Central and South America in June 2020. The game is published by Gravity Interactive, a subsidiary in the United States.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of first quarter in 2020 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 93 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2020 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Minji Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

#     #     #

GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-19		31-Mar-20
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	79,428	65,163	82,502	67,685
Short-term financial instruments	39,500	32,406	40,500	33,226
Accounts receivable, net	32,253	26,460	40,748	33,430
Other receivables, net	56	46	413	339
Prepaid expenses	1,962	1,610	2,150	1,764
Other current assets	2,664	2,186	3,869	3,173
Total current assets	155,863	127,871	170,182	139,617
Property and equipment, net	6,663	5,466	8,576	7,036
Intangible assets	1,717	1,409	1,571	1,289
Deferred tax assets	7,667	6,290	9,042	7,418
Other non-current financial assets	1,770	1,452	1,771	1,453
Other non-current assets	1,745	1,430	1,788	1,466
Total assets	175,425	143,918	192,930	158,279
Liabilities and Equity
Current liabilities:
Accounts payable	37,496	30,762	42,029	34,481
Deferred revenue	10,748	8,818	10,389	8,523
Withholdings	1,764	1,447	2,315	1,899
Accrued expense	1,175	964	1,186	973
Income tax payable	2,618	2,148	3,100	2,543
Other current liabilities	1,986	1,629	2,781	2,282
Total current liabilities	55,787	45,768	61,800	50,701
Long-term deferred revenue	98	80	98	80
Other non-current liabilities	3,774	3,096	4,430	3,634
Total liabilities	59,659	48,944	66,328	54,415
Share capital	3,474	2,850	3,474	2,850
Capital surplus	27,128	22,256	27,128	22,256
Other components of equity	274	225	1,577	1,294
Retained earnings	84,668	69,461	93,931	77,060
Equity attributable to owners of the Parent Company	115,544	94,792	126,110	103,460
Non-controlling interest	222	182	492	404
Total equity	115,766	94,974	126,602	103,864
Total liabilities and equity	175,425	143,918	192,930	158,279

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,218.92 to US$ 1.00, the noon buying rate in effect on March 31, 2020 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-19		31-Mar-19		31-Mar-20
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	7,185	5,895	6,256	5,132	9,893	8,116
Online games-royalties and license fees	2,436	1,998	3,720	3,052	3,543	2,907
Mobile games	56,714	46,528	120,090	98,522	55,982	45,928
Other revenue	5,316	4,361	3,557	2,918	3,842	3,151
Total net revenue	71,651	58,782	133,623	109,624	73,260	60,102
Cost of revenue	51,635	42,361	101,237	83,055	48,874	40,096
Gross profit	20,016	16,421	32,386	26,569	24,386	20,006
Operating expenses:
Selling, general and administrative	15,491	12,709	6,665	5,468	11,007	9,030
Research and development	2,845	2,334	1,877	1,540	2,872	2,356
Others, net	(119)	(98)	204	167	151	124
Total operating expenses	18,217	14,945	8,746	7,175	14,030	11,510
Operating profit	1,799	1,476	23,640	19,394	10,356	8,496
Finance income(costs):
Finance income	631	518	1,062	871	1,551	1,272
Finance costs	(813)	(667)	(313)	(256)	(657)	(539)
Profit before income tax	1,617	1,327	24,389	20,009	11,250	9,229
Income tax expenses	1,334	1,095	4,627	3,796	2,004	1,644
Profit for the period	283	232	19,762	16,213	9,246	7,585
Profit attributable to:
Non-controlling interest	(20)	(17)	2	2	(17)	(14)
Owners of Parent company	303	249	19,760	16,211	9,263	7,599
Earning per share
- Basic and diluted	44	0.04	2,844	2.33	1,333	1.09
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	44	0.04	2,844	2.33	1,333	1.09

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,218.92 to US$1.00, the noon buying rate in effect on March 31, 2020 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 29, 2020